UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35870

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NBC Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1927 First Avenue North
(No. and Street)

Birmingham, AL 35203
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bradford L. Phelan (205)421-9390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren, Averett, Kimbrough and Marino
(Name – *if individual, state last, first, middle name*)

2500 Acton Road Birmingham, AL 35243
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/4/13

OATH OR AFFIRMATION

I, Bradford L. Phelan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NBC Securities, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title

Notary Public

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: Aug 16, 2014
BONDED THRU NOTARY PUBLIC UNDERWRITERS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NBC SECURITIES, INC.

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

WARREN AVERETT, LLC
Warren Averett Kimbrough & Marino Division

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 20, 2013

Board of Directors and Stockholder
NBC Securities, Inc.
Birmingham, Alabama

We have audited the accompanying statement of financial condition of NBC Securities, Inc. (the Company) as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NBC Securities, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Warren Averett, LLC

Birmingham, Alabama

NBC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	1,175,185
Deposits with clearing organizations		50,000
Receivables from broker-dealers and clearing organizations		459,639
Premises and equipment, net		188,489
Other assets		1,043,690
	$	2,917,003

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable, accrued expenses and other liabilities	$	425,694
Stockholder's Equity		
Common stock, $1 par value - authorized, issued and outstanding, 100 shares		100
Additional paid-in capital		2,979,298
Retained earnings		(488,089)
		2,491,309
	$	2,917,003

See notes to statement of fnancial condition.

NBC SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

NBC Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and a wholly-owned subsidiary of NBCS Holdings, L.P. The Company is an introducing broker and clears trades through RBC Capital Markets Corporation (RBCCMC).

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

Premises and Equipment
Premises and equipment is recorded at cost less accumulated depreciation and amortization. Additions, improvements, renewals and expenditures that add materially to productive capacity or extend the life of an asset are capitalized. Upon retirement or disposal of an asset, the asset and related accumulated depreciation or amortization are eliminated. The provision for depreciation and amortization that is recorded in accumulated depreciation and amortization is computed on the straight-line method over the estimated useful life of each depreciable asset.

Income Taxes
The Company accounts for income taxes under Accounting Standards Codification (ASC) Topic 740, *Income Taxes*. Statement of financial condition amounts of deferred taxes are recognized on the temporary differences between the basis of assets and liabilities as measured by tax laws and their basis as reported in the statement of financial condition under accounting principles generally accepted in the United States of America.

Customer Securities Transactions
Customer securities transactions are recorded on a trade-date basis.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - Continued

Recently Adopted and Issued Accounting Pronouncements

In October 2012, the Financial Accounting Standards Board (FASB) issued ASU-2012-04, *Technical Corrections and Improvements,* to provide amendments that affect a wide variety of topics in the codification. These amendments are presented in two sections - Technical Corrections and Improvements (Section A) and Conforming Amendments Related to Fair Value Measurements (Section B). The amendments in this update represent changes to clarify the codification, correct unintended application of guidance or make minor improvements to the codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The effective date of this ASU will be December 31, 2013, for the Company. The adoption of this ASU it is not expected to have a material impact on the statement of financial condition of the Company.

Subsequent Events

Management has evaluated all events or transactions that occurred after December 31, 2012, through the date of the issued statement of financial condition. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2012, statement of financial condition.

NOTE C - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2012, consist of the following:

	Receivable	Payable
Receivables from broker-dealers and clearing organizations	$ 459,639	$ -

NOTE D - PREMISES AND EQUIPMENT, NET

A summary of premises and equipment at December 31, 2012, is as follows:

Computer equipment	$ 255,770
Office equipment	68,218
Leasehold improvements	43,995
	367,983
Accumulated depreciation	(179,494)
	$ 188,489

NOTE E - EMPLOYEE BENEFIT PLANS

Effective July 7, 2010, the Company sponsored a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the Code). The terms of the plan provide that employee participants can contribute up to 50 percent of their base salary to the plan on a pretax basis, and the Company matches up to 100 percent of the first six percent of each participant's contribution. Full-time employees who are at least 18 years of age become eligible to participate beginning on the first day of employment. The Company match begins the first day of the month after completion of one year and at least 1,000 hours of service. Vesting in employee contributions and earnings on those contributions are 100 percent and are immediate. Vesting of Company matches increases 25 percent per year from zero percent after one year of service to 100 percent after five years of service.

NOTE F - RELATED PARTIES

The Company has outstanding loans to employees totaling $692,165 as of December 31, 2012, included in other assets in the statement of financial condition. The loans will be forgiven on an annual basis over the lives of the loans dependent on the employees maintaining employment.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, as permitted and defined by Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances arising from customer transactions. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than five percent of aggregate customer debit balances. At December 31, 2012, the Company had net capital of $1,202,988, which was $952,988 in excess of required net capital. The Company did

not have any aggregate debit balances at December 31, 2012; therefore, the percentage of net capital to aggregate debit items was not meaningful.

NOTE H - INCOME TAXES

The balance sheet (statement of financial condition) method is used to determine deferred taxes. Under this method, the net deferred tax asset or liability is based on the tax consequences of differences between the book and tax bases of assets and liabilities, which are determined by applying enacted statutory rates applicable to future years to these temporary differences. Deferred taxes can be affected by changes in tax rates applicable to future years, either as a result of statutory changes or business changes that may change the jurisdictions in which taxes are paid. Additionally, deferred tax assets are subject to a "more likely than not" test. If the "more likely than not" test is not met, a valuation allowance must be established against the deferred tax asset. The Company has established a valuation allowance for the amount of deferred tax assets that it expects will not be realized less the amount of reversing tax liabilities.

The components of deferred income taxes included in other assets in the accompanying statement of financial condition at December 31, 2012, are as follows:

Deferred tax liabilities:		
Premises and equipment related to depreciation and amortization	$	(17,419)
Deferred tax assets:		
Net operating loss carryforward		670,611
Loan reserve		95,590
Contributions		9,330
Valuation allowance		(758,112)
Total deferred tax assets net of valuation allowance		-
Net deferred tax asset	$	-

The Company has determined that it does not have any tax positions at December 31, 2012, that it would be unable to substantiate. The Company has filed its tax returns through December 31, 2011. The tax returns for the years ended December 31, 2010, and thereafter are subject to audit by the taxing authorities.

NOTE I - COMMITMENTS AND CONTINGENCIES

The Company, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. On the basis of information furnished by legal counsel and others, management believes no matters are pending that will have a material adverse effect on statement of financial condition of the Company.

NOTE J - OPERATING LEASES

The Company leases office space under various operating leases. The future minimum value of lease payments under operating leases was as follows as of December 31, 2012:

2013	$ 213,044
2014	207,324
2015	190,898
2016	187,253
2017	189,536
Thereafter	469,481
	$ 1,457,536

NBC SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2012

WARREN AVERETT, LLC

Warren Averett Kimbrough & Marino Division

CONTENTS

Note: The Statement of Changes in Liabilities Subordinated to Claims of General Creditors has been omitted since NBC Securities, Inc. has no such liabilities outstanding at the beginning of the year, during the year or at year end.

WARREN AVERETT, LLC CPAs and Consultants

Warren Averett Kimbrough & Marino Division

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 20, 2013

Board of Directors and Stockholder
NBC Securities, Inc.
Birmingham, Alabama

Report on the Financial Statements

We have audited the accompanying statement of financial condition of NBC Securities, Inc. (the Company) as of December 31, 2012, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NBC Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedules I, II and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

Birmingham, Alabama

NBC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	1,175,185
Deposits with clearing organizations		50,000
Receivables from broker-dealers and clearing organizations		459,639
Premises and equipment, net		188,489
Other assets		1,043,690
	$	2,917,003

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable, accrued expenses and other liabilities	$	425,694
Stockholder's Equity		
Common stock, $1 par value - authorized, issued and outstanding, 100 shares		100
Additional paid-in capital		2,979,298
Accumulated deficit		(488,089)
		2,491,309
	$	2,917,003

See notes to financial statements.

NBC SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues		
Commissions	$	7,344,370
Fee income		5,894,476
Interest on securities		60,438
		13,299,284
Expenses		
Employee compensation and benefits		10,274,298
Advisory fee expense		1,573,425
Floor brokerage, exchange and clearance fees		402,924
Occupancy and equipment		475,221
Communications and data processing		228,930
Professional fees		108,862
Printing and postage		73,240
Other		761,124
		13,898,024
Loss before Income Tax		(598,740)
Income Taxes		-
Net Loss	$	(598,740)

See notes to financial statements.

NBC SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock		Additional Paid-in Capital	Retained Earnings/ Accumulated (Deficit)	Total Stockholder's Equity
	Shares	Amount			
Balance - December 31, 2011	100	$ 100	$ 2,979,298	$ 185,651	$ 3,165,049
Net loss	-	-	-	(598,740)	(598,740)
Dividend to Parent	-	-	-	(75,000)	(75,000)
Balance - December 31, 2012	100	$ 100	$ 2,979,298	$ (488,089)	$ 2,491,309

See notes to financial statements.

NBC SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash Flows from Operating Activities		
Net loss	$	(598,740)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization of premises and equipment		55,261
Amortization of employee notes		355,396
Changes in operating assets and liabilities:		
Receivables from broker-dealers and clearing organizations		(63,715)
Other assets		230,435
Accounts payable, accrued expenses and other liabilities		5,767
Net Cash Used in Operating Activities		(15,596)
Cash Flows from Investing Activities		
Purchases of premises and equipment		(76,254)
Net Cash Used in Investing Activities		(76,254)
Cash Flows from Financing Activities		
Dividend to Parent		(75,000)
Net Cash Used in Financing Activities		(75,000)
Decrease in Cash and Cash Equivalents		(166,850)
Cash and Cash Equivalents - beginning of year		1,342,035
Cash and Cash Equivalents - end of year	$	1,175,185
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$	1,448
Income taxes	$	-

See notes to financial statements.

NBC SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

NBC Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and a wholly-owned subsidiary of NBCS Holdings, L.P. The Company is an introducing broker and clears trades through RBC Capital Markets Corporation (RBCCMC).

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

Premises and Equipment
Premises and equipment is recorded at cost less accumulated depreciation and amortization. Additions, improvements, renewals and expenditures that add materially to productive capacity or extend the life of an asset are capitalized. Upon retirement or disposal of an asset, the asset and related accumulated depreciation or amortization are eliminated. Any gain or loss on such transactions is charged to operations. The provision for depreciation and amortization is computed on the straight-line method over the estimated useful life of each depreciable asset.

Income Taxes
The Company accounts for income taxes under Accounting Standards Codification (ASC) Topic 740, *Income Taxes*. Under ASC Topic 740, there are two components of the income tax provision: current and deferred. The current income tax provision approximates taxes to be paid or refunded for the applicable period. Statement of financial condition amounts of deferred taxes are recognized on the temporary differences between the basis of assets and liabilities as measured by tax laws and their basis as reported in the financial statements under accounting principles generally accepted in the United States of America. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - Continued

Fee Income

Fee income consists of asset management and administration fees. Asset management and administration fees are recognized as revenue over the period that the related service is provided based upon average customer net asset balances. Customer average net asset balances are based upon quoted market prices and other observable market data.

Commissions and Customer Securities Transactions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Recently Adopted and Issued Accounting Pronouncements

In October 2012, the Financial Accounting Standards Board (FASB) issued ASU-2012-04, *Technical Corrections and Improvements*, to provide amendments that affect a wide variety of topics in the codification. These amendments are presented in two sections - Technical Corrections and Improvements (Section A) and Conforming Amendments Related to Fair Value Measurements (Section B). The amendments in this update represent changes to clarify the codification, correct unintended application of guidance or make minor improvements to the codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The effective date of this ASU will be December 31, 2013, for the Company. The adoption of this ASU it is not expected to have a material impact on the financial statements of the Company.

Subsequent Events

Management has evaluated all events or transactions that occurred after December 31, 2012, through the date of the issued financial statements. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2012, financial statements.

NOTE C - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2012, consist of the following:

	Receivable	Payable
Receivables from broker-dealers and clearing organizations	$ 459,639	$ -

NOTE D - PREMISES AND EQUIPMENT, NET

A summary of premises and equipment at December 31, 2012, is as follows:

Computer equipment	$ 255,770
Office equipment	68,218
Leasehold improvements	43,995
	367,983
Accumulated depreciation	(179,494)
	$ 188,489

Depreciation and amortization expense for 2012 was $55,261.

NOTE E - EMPLOYEE BENEFIT PLANS

Effective July 7, 2010, the Company sponsored a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the Code). The terms of the plan provide that employee participants can contribute up to 50 percent of their base salary to the plan on a pretax basis, and the Company matches up to 100 percent of the first six percent of each participant's contribution. Full-time employees who are at least 18 years of age become eligible to participate beginning on the first day of employment. The Company match begins the first day of the month after completion of one year and at least 1,000 hours of service. Vesting in employee contributions and earnings on those contributions are 100 percent and are immediate. Vesting of Company matches increases 25 percent per year from zero percent after one year of service to 100 percent after five years of service. The Company's matching contribution, included in the caption "employee compensation and benefits" in the statement of operations, was $194,234 for the year ended December 31, 2012.

NOTE F - RELATED PARTIES

The Company has outstanding loans to employees totaling $692,165 as of December 31, 2012, included in other assets in the statement of financial condition. The loans will be forgiven on an annual basis over the lives of the loans dependent on the employees maintaining employment. During 2012, the Company recorded compensation expense totaling $355,396 related to the forgiveness of loans to employees.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, as permitted and defined by Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances arising from customer transactions. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than five percent of aggregate customer debit balances. At December 31, 2012, the Company had net capital of $1,202,988, which was $952,988 in excess of required net capital. The Company did not have any aggregate debit balances at December 31, 2012; therefore, the percentage of net capital to aggregate debit items was not meaningful.

NOTE H - INCOME TAXES

Income taxes for financial reporting purposes differ from the amount computed by applying the statutory federal income tax rate of 34 percent for the year ended December 31, 2012, for the reasons below:

Tax benefit on loss computed at statutory federal income tax rate	$	(203,572)
State benefit, net of federal income tax benefit		(16,601)
		(220,173)
Increase in taxes resulting from:		
Adjustment of valuation allowance		186,218
Permanent items		21,168
Rate change on deferred taxes		2,238
Other		10,549
Total tax expense	$	-
Effective tax rate		0.00%

NOTE H - INCOME TAXES - Continued

The Company has determined that it does not have any tax positions at December 31, 2012, that it would be unable to substantiate. The Company has filed its tax returns through December 31, 2011. The tax returns for the years ended December 31, 2010, and thereafter are subject to audit by the taxing authorities.

The amounts for current federal and state taxes and deferred federal and state taxes are $0 for the year ended December 31, 2012.

The balance sheet (statement of financial condition) method is used to determine deferred taxes. Under this method, the net deferred tax asset or liability is based on the tax consequences of differences between the book and tax bases of assets and liabilities, which are determined by applying enacted statutory rates applicable to future years to these temporary differences. Deferred taxes can be affected by changes in tax rates applicable to future years, either as a result of statutory changes or business changes that may change the jurisdictions in which taxes are paid. Additionally, deferred tax assets are subject to a "more likely than not" test. If the "more likely than not" test is not met, a valuation allowance must be established against the deferred tax asset. The Company has established a valuation allowance for the amount of deferred tax assets that it expects will not be realized less the amount of reversing tax liabilities.

The components of deferred income taxes included in other assets in the accompanying statement of financial condition at December 31, 2012, are as follows:

Deferred tax liabilities:		
Premises and equipment related to depreciation and amortization	$	(17,419)
Deferred tax assets:		
Net operating loss carryforward		670,611
Loan reserve		95,590
Contributions		9,330
Valuation allowance		(758,112)
Total deferred tax assets net of valuation allowance		-
Net deferred tax asset	$	-

NBC SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE I - COMMITMENTS AND CONTINGENCIES

The Company, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. On the basis of information furnished by legal counsel and others, management believes no matters are pending that will have a material adverse effect on the financial position or results of operations of the Company.

NOTE J - OPERATING LEASES

The Company leases office space under various operating leases. The future minimum value of lease payments under operating leases was as follows as of December 31, 2012:

2013	$ 213,044
2014	207,324
2015	190,898
2016	187,253
2017	189,536
Thereafter	469,481
	$ 1,457,536

Total lease expense for the year ended December 31, 2012, was approximately $230,000.

SUPPLEMENTARY INFORMATION

SCHEDULE I
NBC SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

Computation of Net Capital	
Total Stockholder's Equity	$ 2,491,309
Deduction and/or Charges	
Nonallowable assets:	
Receivables	(33,937)
Premises and equipment, net	(188,489)
Other assets	(1,043,690)
Other deductions or charges	(22,205)
	(1,288,321)
Net Capital before Haircut on Securities Positions (tentative net capital)	1,202,988
Haircuts on Securities	-
Net Capital	$ 1,202,988
2% of combined aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of date of net capital computation	$ -
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with FOCUS (Note A)	$ 250,000
Net Capital Requirement	$ 250,000
Excess Net Capital	$ 952,988
Percentage of Net Capital to Aggregate Debit Items	Not meaningful, $0 aggregate debit items

There are no material differences between the preceding computation and the Company's corresponding unaudited Form X-17a-5 as of December 31, 2012, as filed on January 15, 2013.

SCHEDULE II
NBC SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2012

Credit Balances	
Free credit balances and other credit balances in customers' securities accounts	$ -
Monies borrowed collateralized by securities carried for the accounts of customers	-
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days	-
Credit balances in firm accounts	-
Market value of securities in transfer and unconfirmed greater than 40 days	-
Total Credit Items	-
Debit Balances	
Debit balances in customers' cash and margin accounts, excluding unsecured accounts doubtful of collection	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	-
Margin required and on deposit with Options Clearing Corporation (OCC) for all option contracts written or purchased in customer accounts	-
Aggregate Debit Items	-
Less 3% of Aggregate Debit Items	-
Total Debit Items	-
Reserve Computation	
Excess of total debits over total credits	$ -
Required deposit	$ -
Amount of deposit	$ -

There are no material differences between the preceding computation and the Company's corresponding unaudited Form X-17a-5 as of December 31, 2012, as filed on January 15, 2013.

SCHEDULE III
NBC SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).

A. Market value	None
B. Number of items	None

Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operation" as permitted under Rule 15c3-3.

A. Market value	None
B. Number of items	None

There are no differences between the computation for determination of the reserve requirements included in these financial statements and the computation included in the Company's December 31, 2012, unaudited Form X-17A-5 as of December 31, 2012, as filed on January 15, 2013.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
On Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

February 20, 2013

Board of Directors and Stockholder
NBC Securities, Inc.
Birmingham, Alabama

In planning and performing our audit of the financial statements of NBC Securities, Inc. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3a(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

WARREN AVERETT, LLC
Warren Averett Kimbrough & Marino Division

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Warren Averett, LLC

NBC SECURITIES, INC.

AGREED-UPON PROCEDURES REPORT RELATED TO THE SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENT RECONCILIATION

DECEMBER 31, 2012

WARREN AVERETT, LLC

Warren Averett Kimbrough & Marino Division

WARREN AVERETT, LLC CPAs and Consultants
Warren Averett Kimbrough & Marino Division

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES
Related to the Securities Investor Protection Corporation
Assessment Reconciliation

Board of Directors and Stockholder
NBC Securities, Inc.
1927 1st Avenue N 7th Floor
Birmingham, AL 35203

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012, which were agreed to by NBC Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating NBC Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). NBC Securities, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [*We agreed the December 31, 2012, Form SIPC-7 payment of $8,233 to check #003050 and traced this payment as recorded to the regulatory fees expense account 419580450NBC001 in the general ledger system of NBC Securities, Inc. on February 1, 2013. We also agreed the Form SIPC-6 remitted payment of $7,697 to check #002374 and traced this payment as recorded to the regulatory fees expense account 419580450NBC001 in the general ledger system of NBC Securities, Inc. on July 30, 2012*] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012 (for Statement of Income (Loss) amounts that are presented on a quarterly basis in the Form X-17A-5, we aggregated the amounts for the periods presented for the period January 1, 2012 through March 31, 2012; April 1, 2012 through June 30, 2012; July 1, 2012 through September 30, 2012; and October 1, 2012 through December 31, 2012), as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [*We agreed all adjustments to the audited trial balance noting clerical accuracy and recalculated the fee paid to the Securities Investor Protection Corporation*] supporting the adjustments noting no differences; and

5. Noted that no overpayment existed based on the calculations described above and noted that Form SIPC-7 did not indicate any overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Warren Averett, LLC

Birmingham, Alabama
February 20, 2013